Exhibit 99.1

Betawave Corporation Reports First Quarter 2009 Financial Results

Revenues Increase 111% over First Quarter 2008

SAN FRANCISCO, CA – May 12, 2009 – Betawave Corporation (OTCBB: BWAV, www.betawave.com), the first attention-based digital media company, with a domestic reach of over 30 million unique users,* reported its results for the quarter ended March 31, 2009 today. The company’s continued growth follows its rebranding campaign launched in January 2009.

Betawave began as an alternative to the traditional youth destination sites with a focus on addressing one of the most pressing issues in online advertising today: While most digital media offers a choice between mass scale or deep engagement (e.g. portals or niche publishers), success in online advertising for most major brands requires both mass scale and deep engagement. Betawave is specifically designed to answer this challenge for major brands by providing a combination of mass scale and deep engagement.  This is accomplished by offering solutions for brands that focus on context, emotional connections with consumers, and the currency of time, not impressions, as the basis for advertising.  After expanding its demographic focus to include moms during 2008, in January of this year, Betawave launched a rebranding campaign and expanded its demographic focus to include all women with key additions to  its publisher portfolio.

Company Highlights
Other highlights from the first quarter of 2009 include:

•	Total revenues increased 111% to $1,388,420 for the three months ended March 31, 2009 from $657,150 for the first quarter of 2008.

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With the addition of several new publishers, the size of the Betawave Network grew to 30 million unique domestic users per month for March 2009. When ranked against the networks and properties in comScore Media Metrix, Betawave now places first in reach to Kids and Parents, first in time spent with Moms and third in Entertainment for 18-34 year olds.*

Management Comment, Matt Freeman, CEO of Betawave
“Betawave offers brands a new solution; based not just on how many people we reach, but on how much interest we generate. Finding places to buy advertising inventory online is not difficult in a medium with virtually limitless inventory. Finding places to buy attention, however, is not easy – especially at a level of scale that brands require. We deliver key audiences at scale, and the market is responding favorably to what we offer.”

The following summarizes certain selected financial data of Betawave.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA	For the Three Months Ended
	March 31, 2009	March 31, 2008
Revenues	$1,388,420	$657,150
Total costs of revenues and expenses	$5,806,599	$4,272,216
Net loss	$(4,413,667)	$(4,179,398)
Net loss per share – basic and diluted	$(0.15)	$(0.17)

CONSOLIDATED CASH FLOWS DATA	For the Three Months Ended
	March 31, 2009	March 31, 2008
Net cash used in operating activities	$4,647,942	$641,002
Net cash used in investing activities	$18,520	$561,606
Net cash provided by (used in) financing activities	$(85,579)	$210,000

	As of
CONSOLIDATED BALANCE SHEETS DATA	March 31, 2009	December 31, 2008
Current Assets	$9,470,302	$15,933,086
Total Assets	$9,894,218	$16,282,563
Total Current Liabilities	$2,978,375	$5,796,969
Total stockholders’ equity	$6,915,843	$10,485,594
Total liabilities and stockholders’ equity	$9,894,218	$16,282,563

The financial statement information set forth in this press release should be read in conjunction with Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited consolidated financial statements and related notes thereto included in Betawave’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009, which was filed today with the Securities and Exchange Commission (SEC) and is available for review on the SEC’s website at www.sec.gov.

* Source: Comscore Media Metrix, March 2009, Unduplicated Audience. Rankings based on the following categories: Kids, Lifestyle, Family and Parenting and Entertainment.

Betawave Corporation (www.betawave.com) (OTCBB:BWAV), headquartered in San Francisco and New York with sales offices in Los Angeles and Chicago, is an attention-based digital media company that delivers more than 30 million unduplicated online users domestically* in high quality editorial environments. Betawave’s publishers are leading mid-tail publishers that capture substantial time spent per user each month. Betawave works with its publishers to create advertising opportunities within the content that highly engages their audiences. The Betawave portfolio of publishers ranks at or near the top in total audience reach and time spent across the relevant demographics in five key categories: Teens, Kids, Games, Lifestyles and Parenting.   *Source: Comscore Media Metrix, March 2009, Unduplicated Audience.

Safe Harbor Statement

This press release may contain forward-looking statements that involve risks and uncertainties, such as statements of Betawave’s plans, objectives, expectations and intentions. Forward-looking statements are generally identified by words, such as “projects,” “believes,” “anticipates,” “plans,” “expects,” “will,” and “would,” and similar expressions that are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of Betawave to be materially different from those expressed or implied by forward-looking statements. Actual events may differ materially from those mentioned in these forward-looking statements because of a number of risks and uncertainties. Discussion of factors affecting Betawave’s business and prospects is contained in Betawave’s periodic filings with the Securities and Exchange Commission, including Betawave’s most recent Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the Securities and Exchange Commission on May 12, 2009. Betawave undertakes no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by the securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements.

Contact:

Betawave Corporation
David Lorie, 415-738-8706 (Investor Relations)
General Counsel